Title of Each Class of securities to be registered	Amount to be registered	Proposed Maximum Offering Price Per Share	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee (1)
Common Stock, Par Value $0.00001	8,657,277	$4.00	$34,629,108	$3,210.12
Total	8,657,277	$4.00	$34,629,108	$3,210.12